----------------------------
   FORM 4
__ Check this box if no
   longer subject to
   Section 16. Form 4
   or Form 5 obligations
   may continue. See
   Instruction 1(b).
   (Print or Type Responses)
----------------------------


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940


-------------------------------------
           OMB Approval
-------------------------------------
   OMB Number:  3235-0287
   Expires:  December 31, 2001
   Estimated average burden
   hours per response...0.5
-------------------------------------

--------------------------------------------------- ------------------------------------------------------ -------------------------
1.  Name and Address of        2. Issuer Name and Ticker or Trading Symbol  6. Relationship of Reporting Person(s) to Issuer
    Reporting Person*                                                                             (Check all applicable)
                                                                             X  Director                    __  10% Owner
                                                                                Officer (give title below)  __ Other (specify below)

Walton         William   H., III   Corporate Office Properties Trust - OFC
------------------------------------------------------------------------------------------------------------------------------------
(Last)        (First)   (Middle)               3. I.R.S. or Social     4. Statement for    7. Individual or Joint/Group Filing
                                                  Security Number of      Month/Year                 (Check Applicable Line)
                                                  Reporting Person                         X Form Filed by One Reporting Person
                                                  (Voluntary)             8/1999           __ Form Filed by More than One Reporting
                                                                                              Person
599 Lexington Avenue, Suite 3800
-------------------------------------------                            ------------------
                  (Street)                                             5. If Amendment,
                                                                          Date of Original
                                                                          (Month/Year)

New York        NY           10022
------------------------------------------------------------------------------------------------------------------------------------
(City)         (State)       (Zip)         Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------ ------------- ----------------- ---------------------------------------------------------
1. Title of Security      2. Trans-   3. Transaction    4. Securities Acquired (A)  5. Amount of      6. Ownership    7. Nature of
   (Instr. 3)                action      Code (Instr.      or Disposed of (D)          Securities        Form:           Indirect
                             Date        8)                (Instr. 3, 4 and 5)         Beneficially      Direct (D)      Beneficial
                             (Month/                                                   Owned at End      or Indirect     Ownership
                             Day/                                                      of Month          (I)             (Instr. 4)
                             Year)                                                     (Instr. 3         (Instr. 4)
                                                                                        and 4)
------------------------------------------------------------------------------------------------------------------------------------
                                         Code   V          Amount  (A) or (D)  Price
------------------------------------------------------------------------------------------------------------------------------------
Common Shares of Beneficial
Interest, $.01 par value per
share ("Common Shares")     8/4/99        C(1)             372,295     A        (1)                        I(2)               (2)
------------------------------------------------------------------------------------------------------------------------------------
Common Shares               8/30/99       S(3)              17,400     D      $8.25                        I(2)               (2)
------------------------------------------------------------------------------------------------------------------------------------
Common Shares               8/31/99       S(4)               2,200     D      $8.25                        I(2)               (2)
------------------------------------------------------------------------------------------------------------------------------------
Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
*  If the form is filed by more than one reporting person, see Instruction 4(b)(v).

                                                                    Page 1 of 4
                                                                 SEC 1475 (3-99)

FORM 4 (continued)                  Table II -- Derivative Securities Beneficially Owned
                                             (e.g., puts, calls, warrants, options, convertible securities)



------------------------------------------------------------------------------------------------------------------------------------
1. Title  2. Conver-  3. Trans-  4. Trans- 5. Number of   6. Date       7. Title      8. Price 9. Number  10. Owner-  11. Nature of
   of        sion or     action     action    Derivative     Exer-         and           of       of          ship        Indirect
   Deri-     Exercise    Date       Code      Securities     cisable       Amount        Deri-    Deri-       Form        Beneficial
   vative    Price of               (Instr.   Acquired (A)   and Expi-     of            vative   vative      of Deri-    Ownership
   Secu-     Deri-       (Month/     8)       or Disposed    ration        Under-        Secu-    Secu-       vative      (Instr. 4)
   rity      vative      Day/                 of (D)         Date          Lying         rity     rities      Security:
   (Instr.   Security    Year)                (Instr. 3,     (Month/       Securi-       (Instr.  Benefi-     Direct
   3)                                         4, and 5)      Day/          ties           5)      cially      (D) or
                                                             Year)         (Instr.                Owned       Indirect
                                                                           3 and 4)                at End      (I)
                                                                                                  of          (Instr.
                                                                                                  Month        4)
                                                                                                  (Instr.
                                                                                                   4)
                                    --------------------------------------------------
                                    Code V    (A)   (D)    Date    Expir- Title Amount
                                                           Exerci- ation        or
                                                           sable   Date         Number
                                                                                of
                                                                                Shares
                                   ---------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Preferred Partnership
Units in First                                                            Common  245,715       245,715        I(5)           (5)
Commercial, L.P. ("FCO")                                                  Shares  (5)
------------------------------------------------------------------------------------------------------------------------------------
Common                   8/4/99     C(1)            372,295               Common  372,295           0          I(2)           (2)
Partnership                                                               Shares
Units in FCO
------------------------------------------------------------------------------------------------------------------------------------
Options (Right   $8.00   5/20/99    A   V     5,000       5/20/99 5/20/99 Common    5,000  (6)   12,500        D(6)           (6)
to buy)                                                                   Shares
------------------------------------------------------------------------------------------------------------------------------------


Explanation of Responses:
None


** Intentional misstatements or omissions of           /s/ WILLIAM H. WALTON III                        September 10, 1999
   facts constitute Federal Criminal               --------------------------------------------       ------------------------------
   Violations.                                      ** Signature of Reporting Person                         Date
   See 18 U.S.C. and 15 U.S.C. 78ff(a).

Note:    File three copies of this Form, one
         of which must be manually signed.
         If space provided is insufficient,
         see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless form displays a currently valid OMB number.


                                                                     Page 2 of 4
                                                                 SEC 1475 (3-99)

 NAME AND ADDRESS OF REPORTING PERSON:   William H. Walton III
                                         599 Lexington Avenue, Suite 3800
                                         New York, New York 10022

 DATE OF EVENT REQUIRING STATEMENT:      8/1999

 ISSUER NAME AND TICKER SYMBOL:          Corporate Office Properties Trust - OFC

                                  ATTACHMENT A

         1. On August 4, 1999, Westbrook Real Estate Fund I, L.P. ("WREF I") caused the conversion of 336,121 Common Partnership Units in FCO (the "Common Units"), Westbrook Real Estate Co-Investment Partnership I, L.P. ("WRECIP I") caused the conversion of 33,299 Common Units, and Tiger South Brunswick, L.L.C. ("Tiger") caused the conversion of 2,875 Common Units, into a like number, in each case, of the Common Shares of the issuer (collectively, the "Conversion Shares").

         2. Pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), (a) as the only managing members of Tiger, WREF I and WRECIP I may be deemed to own beneficially the Common Units and Conversion Shares owned by Tiger, (b) as the sole general partner of WREF I and WRECIP I, Westbrook Real Estate Partners Management I, L.L.C. ("WREM I") may be deemed to own beneficially the Common Units and Conversion Shares owned by WREF I, WRECIP I and Tiger, (c) as the sole managing member of WREM I, Westbrook Real Estate Partners, L.L.C. ("WREP") may be deemed to own beneficially the Common Units and Conversion Shares owned by WREF I, WRECIP I and Tiger, and (d) as a managing member of WREP, the reporting person may be deemed to own beneficially the Common Units and Conversion Shares owned by WREF I, WRECIP I and Tiger. Pursuant to Rule 13d-4 promulgated under the Act, the reporting person disclaims beneficial ownership of all the securities reported on this statement.

         3. On August 30, 1999, WREF I sold 15,710 Conversion Shares, WRECIP I sold 1,556 Conversion Shares, and Tiger sold 134 Conversion Shares.

         4. On August 31, 1999, WREF I sold 1,986 Conversion Shares, WRECIP I sold 197 Conversion Shares, and Tiger sold 17 Conversion Shares.

         5. WREF I is the holder of 221,840 Preferred Partnership Units of FCO (the "Preferred Units"), WRECIP I is the holder of 21,977 Preferred Units, and Tiger is the holder of 1,898 Preferred Units. Under certain circumstances holders of Preferred Units may require FCO to redeem such Preferred Units; and thereupon the issuer as general partner of FCO may, in its sole and absolute discretion, assume the redemption obligation of FCO and satisfy such obligation either (i) by redeeming such Preferred Units or (ii) by exchanging such Preferred Units for a like number of Common Shares of the issuer. On the basis of the analysis of Rule 13d-3 under the Act set forth under (2) above, the reporting person may be deemed to own beneficially the Preferred Units owned by WREF I, WRECIP I and Tiger and any underlying

                                                                     Page 3 of 4
                                                                 SEC 1475 (3-99)

Common Shares. Pursuant to Rule 13d-4 promulgated under the Act, the reporting person disclaims beneficial ownership of all the securities reported on this statement.

         6. The reporting person received these securities pursuant to a grant of directors' options and has assigned all right, title and interest in such securities to WREF I and WRECIP I pursuant to a separate agreement. Pursuant to Rule 13d-4 promulgated under the Act, the reporting person disclaims beneficial ownership of all the securities reported on this statement.

                                                                     Page 4 of 4
                                                                 SEC 1475 (3-99)